EXHIBIT 99.1

WF International Announces Pricing of $3.44 Million Follow-on Public Offering

Chengdu, CHINA – November 5, 2025 – WF International Limited (the “Company” or “WF International”) (NASDAQ: WXM), an integrated electromechanical solutions company specializing in the supply, installation, fitting-out, and maintenance of HVAC systems, floor heating systems, and water purification systems, today announced the pricing of its follow-on public offering of 1,720,688 units (the “Units”) at a public offering price of $2.00 per Unit. Each Unit consists of one ordinary share, par value $0.000001 per share, and one warrant to purchase one ordinary share (the “Warrants”). The Warrants are exercisable immediately upon issuance at an exercise price equal to 100% of the public offering price, and will expire five years from the date of issuance. The ordinary shares and Warrants included in the Units are immediately separable and will be issued separately.

The Company expects to receive aggregate gross proceeds of approximately $3.44 million from the offering, before deducting placement agent fees and estimated offering expenses. The offering is being conducted on a “reasonable best efforts” basis and is expected to close on or about November 5, 2025, subject to satisfaction of customary closing conditions. There is no minimum offering amount required for this offering.

The Company intends to use the net proceeds from this offering for talent acquisition and general corporate and working capital purposes.

The Benchmark Company, LLC and Axiom Capital Management, Inc. have been appointed as placement agents for the offering.

This offering is being made pursuant to a registration statement on Form F-1 (File No. 333-290595), as amended, which was previously filed with the Securities and Exchange Commission (“SEC”) and became automatically effective on November 3, 2025 pursuant to Section 8(a) of the Securities Act of 1933, as amended. The offering is being made only by means of a prospectus forming a part of the effective registration statement. A final prospectus relating to and describing the terms of the offering will be filed with the SEC and may be obtained, when available, by contacting The Benchmark Company, LLC at 150 East 58th Street, 17th Floor, New York, NY 10155, or by email at prospectus@benchmarkcompany.com, or from Axiom Capital Management, Inc. at 780 Fifth Avenue, 41st Floor, New York, NY 10019, or by email at syndicate@axiomcapital.com. In addition, a copy of the final prospectus relating to the offering, when available, may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About WF International Limited

WF International Limited specializes in the supply, installation, fitting-out, and maintenance services for HVAC systems, floor heating systems, and water purification systems. With extensive experience serving commercial projects and high-end residential projects throughout Sichuan, China, the Company has established itself as a trusted provider of premium electromechanical solutions.

The Company’s portfolio includes installations for HVAC projects such as the International Finance Squares across China, Chengdu Vanke Charm City, Chengdu Raffles Plaza, Chengdu Yinshi Plaza, Chengdu Metro No. Ten Line, and Panzhihua Jinhai Hotel.

Since 2017, WF International has expanded its service offerings to include comprehensive heating and water purification solutions, positioning itself as an integrated supplier of both electromechanical products and installation services for large-scaled commercial projects and real estate developer clients that offer high-end fully furnished homes. For more information, please visit the Company’s website at www.wf.international.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s anticipated closing of this offering and the use of proceeds. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” and “continue.” These statements are based on current expectations and projections about future events that may affect the Company’s financial condition, results of operations, business strategy, and financial needs. Actual results may differ materially due to risks and uncertainties, including those in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the SEC on February 3, 2025 and prospectus for the Company’s initial public offering, filed with the SEC on April 1, 2025. These factors include, but are not limited to: the uncertainties related to market conditions, industry growth and competition, supplier and customer dependencies, project execution capabilities, expansion plans, economic and political conditions, and technological changes. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results. Investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com